[TIM HORTONS INC. LETTERHEAD]

Jill E. Aebker

Associate General Counsel and Secretary

Direct Line: 905-339-6102

Fax: 905-815-6567

E-Mail: jill_aebker@timhortons.com

May 25, 2009

VIA FACSIMILE AND OVERNIGHT DELIVERY

Ms. Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

U.S.A.

Dear Ms. Cvrkel:

Re:	Tim Hortons Inc.

Form 10-K for Fiscal Year Ended December 28, 2008

Filed February 26, 2009

File No. 001-32843

This letter is in response to the comment letter of the staff of the United States Securities and Exchange Commission (the “Commission”) dated May 11, 2009 (the “Comment Letter”), related to the Annual Report on Form 10-K of Tim Hortons Inc. (“THI” or the “Company”) for the fiscal year ended December 28, 2008. We have set forth below the text of the comment contained in the Comment Letter in bold type, followed by THI’s response.

Annual Report on Form 10-K for the Fiscal Year Ended December 28, 2008

Notes to the Consolidated Financial Statements, page 99

Note 20 Stock-Based Compensation, page 129

Stock options and tandem stock appreciation rights, page 132

We note from page 133 that you use the simplified method of estimating the expected term for such stock options. According to SAB 110, the simplified method for estimating the expected term of the stock option is used with stock options that possess “plain vanilla” characteristics, as defined in Topic 14:D.2 of the Staff Accounting Bulletins. As your stock options are tandem awards that include stock appreciation rights, please tell us why you believe such options should be considered “plain vanilla” and provide us with the basis which supports your conclusions.

United States Securities and Exchange Commission

May 25, 2009

THI Response

THI issued stock options for the first time in May 2008. These stock options are tandem awards issued with stock appreciation rights or “SARs.” After vesting, participants (at their election) may exercise either the options, in which case they receive THI stock after paying the exercise price and applicable tax withholding, or the SARs, in which case the holder will receive a net cash payment after deduction of the exercise price and applicable tax withholding. Upon exercise of the options, the related SARs are surrendered to the Company and cancelled and, conversely, upon exercise of the SARs, the equivalent value of the related options are surrendered to the Company and cancelled. Except for receiving cash versus stock on settlement, as just described, the terms of the SARs and options are identical and, as such, the SAR effectively could be viewed as an option that is net settled in cash through “cashless exercise” procedures.

The Company has no historical data regarding settlement of options/SARs, but management expects that employees will choose to exercise the SARs and receive cash as opposed to exercising the options and receiving stock. As a result, the Company accounts for these tandem option/SAR awards on a liability basis.

The 2008 awards were made to a limited number of senior executives of the Company, some of whom were retirement eligible prior to the normal vesting terms of the plan. While these awards are not equity stock options as referred to in Staff Accounting Bulletin 110 (“SAB 110”), we believe the simplified method is still appropriate as the awards have characteristics that are similar to those referred to as “plain vanilla” options in SAB 110:

•	The option/SAR award was granted at-the-money;

•	Exercisability of the options/SARs is conditional only on performing service through the vesting date;

•	If the employee terminates service prior to vesting, the employee forfeits the option/SAR, except upon retirement, which in that case, the normal vesting schedule will apply;

•

If the employee terminates service after vesting, the employee would have a limited time to exercise the option/SAR (generally 90 days post termination; or, upon death, disability, or retirement, the term becomes the lesser of (i) the expiration of the original term of the option/SAR, or (ii) 4 years after the date of the employee’s death, disability, or retirement); and

•	The option/SAR is non-transferable and nonredeemable by the holder.

We do not believe that the ability of the Company to settle the award on exercise in cash (as a result of an employee’s election to exercise the SAR as opposed to the option), would result in the award having a significantly different expected life. We considered the demographics of the holders of the awards (i.e., their respective positions in the Company, age, and length of service), the fact that the volatility of our stock and that of our peer group is relatively low, and that there are no other unusual restrictions with blackout periods consistent with other public companies. On this basis, we believe the tandem awards are sufficiently similar to stock options as described in SAB 110 such that use of the simplified method was appropriate for establishing the term of our tandem awards.

For purposes of this letter, we also considered the weighted average expected lives of options issued by certain companies in our peer group and noted that, for options with 10-year contract lives and vesting over three to four years, the expected lives varied from 4.7 to 6.2 years or an average of 5.8 years. This average life represents 58% of the contract life and three years over the weighted average vesting period. Our weighted average expected life was approximately four years on the grant date,

United States Securities and Exchange Commission

May 25, 2009

which is 62% of the weighted average contractual life and 2.25 years over the average vesting period. Based on our analysis, the expected life that resulted from using the simplified method outlined in SAB 110 was a reasonable approximation compared to the expected lives used by our selected peer group companies. This analysis, coupled with our primary considerations outlined above, further supports the use of the simplified method for estimating the expected term based on SAB 110.

Additionally, for purposes of this letter, we also considered the impact on reported compensation expense of using the contractual life for the expected life. From this review, we determined that the impact on the compensation expense for 2008 (and over the actual life of the awards) would have been de minimus had we utilized the contractual life.

In responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filings under the Securities and Exchange Act of 1934, as amended;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On a separate note, we would like to request that future correspondence from the Commission be directed to at least two individuals at THI, if possible. Given extensive travel schedules of senior executives from time to time, having the Commission’s correspondence delivered in such manner would facilitate internal distribution of such correspondence. As such, in addition to our President and Chief Executive Officer, please also copy me and/or Ms. Cynthia Devine, our Chief Financial Officer, on such correspondence, as you deem appropriate given the substantive content of the correspondence. If you require further action from us in order to process this request, please let me know.

Thank you for your consideration of our response to the Comment Letter. Please do not hesitate to contact me at (905) 339-6102, or Ms. Devine at (905) 339-5590, with any questions or comments regarding the foregoing.

Yours very truly,

/s/ Jill E. Aebker
Jill E. Aebker
Associate General Counsel and Secretary

/lm

cc:	Donald B. Schroeder, President and Chief Executive Officer, Tim Hortons Inc.
Cynthia J. Devine, Chief Financial Officer and Principal Accounting Officer, Tim Hortons Inc.
Gino Scapillati, PricewaterhouseCoopers LLP
Heather Clark, Securities and Exchange Commission
Jean Yu, Securities and Exchange Commission